US LEC Corp. Morrocroft III 6801 Morrison Boulevard Charlotte, North Carolina 28211 (704) 319-1000 www.uslec.com
October 11, 2006
Mr. Larry Spirgel
Assistant Director
United States Securities and
     Exchange Commission
Division of Corporation Finance
100 F. Street, N.E., Mail Stop 3561.
Washington, D.C. 20549-3561

Re:	US LEC Corp. Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 7, 2006 File No. 0-24161
Dear Mr. Spirgel:
     US LEC Corp. (the “Company” or “US LEC”) submits the following responses to the inquiries in your letter of August 1, 2006 regarding the financial statements included in the Company’s Form 10-K Report for the fiscal year ended December 31, 2005 (the “Inquiry Letter”).
     The Company has very much appreciated your willingness to grant us additional time to respond to your inquiry. As mentioned, the Company’s management continues to be involved in matters related to a prospective merger.
     Because resolution of the staff’s outstanding comments is needed in order for the Company and its prospective merger partner to complete the process of registering a merger offering with the Commission under the Securities Act, we respectfully request an expedited review and request a call with you to address our responses in this letter at your earliest convenience.
*      *      *      *      *
     For your convenience, this letter is divided into two parts:
Part I is an overview of the services and revenue about which the staff has inquired and the Company’s reasons for recognition of revenue related to billings of inter-exchange carriers (or “IXCs”) for interstate and intrastate access services. We have included Part I because we believe the facts and circumstances have broad applicability to a number of the staff’s comments and questions.

Part II contains detailed responses to the Inquiry Letter. In Part II, we have reproduced the Staff’s inquiries in bold face type before each response.

Mr. Larry Spirgel
October 11, 2006

I.  Overview
     Wireless 8YY revenue is derived from access services provided by the Company to complete calls made from wireless phones to toll-free numbers assigned by the IXCs to their customers (those calls directed to an “area code” of 800, 866, 877, etc., which we sometimes refer to in this letter as “8YY Calls”).
     These access services are generally “originating access service,” by which a call is transported from a caller’s premises over a local exchange carrier’s network (the Company’s) to the IXC’s network. Some portion of the billing to IXCs was for “terminating access,” by which a call is transported from the IXC’s network over a local exchange carrier’s network to a called party’s premises. At various times, a number of prominent wireless carriers chose to connect their networks to the Company’s for the purpose of providing a bridge from their wireless networks to the public switched telephone network for toll-free traffic. These carriers included [***].
     Of the total amount of access services billed to the pertinent IXCs during the three year period ended December 31, 2005, the Company collected approximately 75% of the revenue booked related to these IXCs, even after recording the effects of the settlements (see attached Schedule I), with the majority of booked revenue to these IXCs representing 8YY traffic. The Company’s books and records also demonstrate that for the period January 1, 2001 through June 30, 2006, the Company collected approximately 88% of the gross booked revenue and receivables related to all IXCs including recording the effects of all settlements as well as any bankruptcy filings for these IXCs.
     In the telecommunications industry, there are three primary frameworks under which competitive local exchange carriers (“CLECs”), like the Company, bill IXCs for access services.
Interstate — if the traffic at issue is interstate, then the billings are governed by FCC regulations and federal access tariffs filed by each local carrier with the FCC.
Intrastate — if the traffic at issue is intrastate, then the billings are governed by state utility commission regulations and state access tariffs or price lists filed by each local carrier with each state utility commission in states in which the CLEC provides the service.
Written contract — alternatively, local exchange carriers may enter into written contracts with specific IXCs governing the exchange and billing of such traffic. These contracts may cover interstate, intrastate or, more typically, both.
     We believe it was appropriate to recognize revenue for access services provided by the Company to IXCs for wireless toll-free calls to IXCs because the criteria for revenue recognition was met. As it relates to billing access revenue to carriers, the Company’s counsel was involved in the public disclosures that were made by the Company throughout the period, and in the

[***] These portions of this letter have been omitted and filed separately with the Commission pursuant to a request for confidential treatment.

Mr. Larry Spirgel
October 11, 2006

determination that arrangements existed in the form of the Company’s tariffs and/or contracts and that amounts billed were appropriately supported by these arrangements. Notably:
1.	Prior to the FCC’s Eighth Report and Order (effective July 24, 2004), [1] the general state of the law was that interstate 8YY Calls could be billed at the benchmark rates established by the FCC in its Seventh Report and Order and such billings were permitted by our federal and state tariffs.

2.	The FCC’s Eighth Report and Order confirmed the CLECs’ legal right to bill access services for wireless calls. The Eighth Report and Order also provided for specific rates and terms on a prospective basis, which the Company followed.

3.	In the states in which the Company operates, the Company has filed appropriate tariffs or price lists with the state commission to support billings for intrastate access services.
The following information provides further support for the Company’s position that the revenue recognition criteria of SAB Topic 13A had been met:
     • During the period in question, the Company had a federal access tariff on file with the FCC and state tariffs or price lists on file with appropriate state utility commissions. In addition, the Company had contracts with some IXCs.
     • From a legal perspective, when filed and approved by the appropriate federal and state authorities, tariffs have the force of law.
     • For those IXCs accepting switched access services, the Company’s filed tariffs set the contract terms as a matter of law. The filed rate and “constructive ordering” doctrines deem those tariffs to constitute fully enforceable “contracts” defining the rates and the other terms, including for example, late payment, collection, dispute resolution, and

1           Although adopted in May 2004, published in the Federal Register in June, 2004, the Eighth Report and Order became effective July 24, 2004.

Mr. Larry Spirgel
October 11, 2006

quality parameters.2 When an IXC receives tariffed services under the constructive ordering doctrine, an IXC has the legal obligation to pay the tariffed rates. 3
     • In accordance with SAB Topic 13A, the Company’s publicly filed tariffs were “final arrangements” with IXCs and constituted the “final understanding” between the parties for the delivery, billing and payment of access services, including for wireless toll-free calls. In addition, the Company had written contracts with some IXCs, the terms of which constituted a “final understanding” between the parties concerning delivery, billing and payment for access services including wireless toll-free calls.
     • Delivery occurred and services were rendered when the calls from the wireless carriers were delivered, either to an IXC or to an ILEC for delivery to an IXC. Proof of delivery was found in the data provided by the Company’s switches detailing the calls received from wireless carriers and delivered to the IXC or ILEC.
     • In its Seventh Report and Order (released April 27, 2001), the FCC established a series of access rates for interstate access services. These “benchmark rates” were the rates CLECs were authorized by the FCC to charge IXCs for access services. The Company billed at the benchmark rate starting in June 2001 concurrent with the effective date of the FCC’s Seventh Report and Order.
     • In the Seventh Report and Order, the FCC also stated that it would “apply the benchmark for both originating and terminating access charges, including to toll-free 8YY traffic...” Given this state of the law in April 2001, the Company concluded it was authorized by the FCC to bill and collect at the benchmark rate from IXCs for all interstate access services (including access services related to wireless toll-free calls) provided pursuant to its contracts with IXCs and filed tariffs.

2           In re Access Charge Reform, 14 FCC Rcd 14221 (1999) at ¶188,. In its Sprint PCS decision, the FCC observed that “the law recognizes – as has the Commission – that an agreement may exist even absent an express contract.” In the Matter of Access Charge Reform, CC Docket Nos. 96-262, 94-1, 98-63, 98-157, Fifth Report and Order and Further Notice of Proposed Rulemaking, 14 FCC Rcd. 14221, ¶186, n. 471 (1999). An IXC is said to have constructively ordered a carrier’s services, even if it has not complied with specific ordering provisions in a CLEC’s tariff, when the receiver of services is (1) interconnected in such a manner that it can expect to receive access services; (2) fails to take reasonable steps to prevent the receipt of access services; and (3) does in fact receive such services. See Advamtel II, 118 F.Supp.2d at 685; In re Access Charge Reform, 1999 WL 669188, 14 F.C.C.R. 14221, at ¶188 (1999); United Artists Payphone Corp., New York Tel. Co., 1993 WL 757204, 8 F.C.C.R. 5563 (1993). Advamtel, LLC v. Sprint Communications Co., LP, 125 F.Supp.2d 800, 802 (E.D.Va. 2001).
3           The Filed Rate Doctrine bars a common law or statutory action in a court for damages against a carrier for an alleged unreasonable rate or charge if the carrier has filed a tariff with the regulatory agency having jurisdiction over the service. E.g., Texas & Pac. Ry. v. Abilene Cotton Oil Co., 204 U.S. 426 (1907). The only remedy is a proceeding before the regulatory agency. Texas & Pac., 204 U.S. at 448. The Filed Rate Doctrine applies to telecommunications carriers. See AT&T v. Central Office Tel., Inc., 524 U.S. 214, 222 (1998).

Mr. Larry Spirgel
October 11, 2006

     • The FCC’s Eighth Report and Order (effective July 24, 2004) confirmed and validated the Company’s position that it had the right to bill access charges for interstate wireless toll-free calls. For periods prior to July 24, 2004, the Eighth Report and Order confirmed the Company’s right to bill at the benchmark rate. The Eighth Report and Order was definitive on this issue for interstate calls, which was the overwhelming majority of the call traffic. Because state utility commissions often follow the FCC on such issues, the decision influenced the Company’s conclusion that its pre July 24, 2004 billing for intrastate wireless access service was reasonable. 4
     • On a go forward basis, the Eighth Report and Order also created a new rule confirming CLECs right to bill for wireless toll-free calls. The difference from the past was the framework adopted by the FCC for component based billing. So, while the FCC made it clear that it was not unreasonable to bill at the benchmark rate prior to the Eighth Report and Order, the FCC also adopted a prospective rule requiring CLECs to bill on a go forward basis at a lesser rate for each component of the access service the CLEC provides.5
     • The Company adopted the FCC’s new requirements concurrent with the effective date of the Eighth Report and Order.
     • The Company believed it was appropriate to record revenue for access charges for wireless traffic because of prevailing FCC guidance, the FCC’s Seventh and Eighth Reports and Orders, the scope of its tariffs and agreements, and because the Company believed that collectibility for its recorded amounts of revenue was reasonably assured at the time access services were provided and billed. The Company also notes that for the most part the Company continued to collect cash payments related to these billings (see schedules, attached).
     • The Company also made the determination to recognize revenue (exceptions include normal course disputes and the disputes discussed elsewhere in this letter), because the Company was being paid for these services. In particular, as indicated in the attached schedules, by late 2004 all but one of the IXCs were paying substantially all or at least a large portion of the Company’s access invoices, and their payments generally improved throughout 2005. The only exception was MCI. The Company assumed that to resolve MCI’s dispute, the Company would be required to prosecute the litigation to a final conclusion. The Company did, however, establish an allowance for doubtful accounts in

4           The Company is not aware of a state commission within the Company’s territory that has rendered a final decision on the issue of a CLEC’s ability to bill and collect access charges for wireless traffic that is contrary to the FCC’s position.
5           Customarily, CLECs and ILECs billed a separate “rate element” for each different service component of each call (switching, transport, database inquiry, etc.), but prior to the Eighth Report & Order the FCC did not require billing by rate element if the benchmark rate was billed.

Mr. Larry Spirgel
October 11, 2006

cases where subsequent to the initial revenue recorded, the Company concluded that amounts billed may not be collectible in full.
     • For some IXCs, especially those in financial difficulty during this period, the access charges billed by the Company and historically paid created an incentive to object in an attempt to reduce their costs. IXCs with which the Company had disputes included ITC, MCI and Global Crossing, all of which filed for bankruptcy protection, as well as Qwest which had financial difficulties.
     • In evaluating the appropriateness of recorded reserves for doubtful accounts and disclosures, management in consultation with counsel believed it would ultimately be successful in resolving these disputes and thus reserved for these disputes in a manner consistent with its historical experience with billed but uncollected carrier receivables being disputed. From the date of issuance of the Eighth Report and Order, the Company did not believe there was a sufficiently significant probability that it would be required to refund amounts to carriers previously paid by such carriers. The Company believed that its likely exposure would be limited to the amount of billed but unpaid receivables from the carriers in question.
     • Disputes resulted in lawsuits with ITC DeltaCom, Qwest, and MCI, all of which were settled. At no time during the disputes did the FCC, any state agency, or any court issue a final order that the Company’s tariffs or contracts did not permit the billing and collection of access charges for 8YY traffic, including 8YY wireless traffic. The one court order that addressed the Company’s tariffs was subsequently vacated by the same court.
     • AT&T, which was the Company’s single largest IXC customer, did not dispute the Company’s right to bill for wireless access services but rather paid the Company’s invoices related to these services. AT&T’s conduct reinforced the Company’s belief that it would be successful in collecting revenue for wireless traffic.
     • Throughout the entire timeframe discussed, the Company continued to assess the collectability of the outstanding aged receivables due from IXCs and established allowances for doubtful accounts for receivables related to access charges for wireless toll-free services. Ultimately, the Company chose to take a more substantial discount as compared to the total outstanding carrier receivable in some settlements than it earlier had anticipated or allowed for because of a Federal District Court decision in August, 2005 adverse to another CLEC with similar, but distinguishable, tariff provisions related to access charges for wireless toll-free calls.6 This decision was made as a result of

6           MCI Worldcom Network Services, Inc. v. PAETEC Comm., Inc., No. Civ.A.04-1479, 2005 WL 2145499 (E.D.Va. Aug. 31, 2005). The case is now on appeal. To our knowledge, this was the first and only recorded court decision issued after the FCC’s Eighth Report and Order addressing the sufficiency of a CLEC’s tariff as it relates to the legal right to bill and collect access charges for 8YY wireless calls.

Mr. Larry Spirgel
October 11, 2006

negotiations with the IXCs in questions, and the desire of the Company to end what had become lengthy, distracting and expensive litigation.
     • The Company took a $23.3 million charge reflected in the fourth quarter of 2005 related to wireless disputes. The Company believes this one time charge effectively resolved the issue of wireless disputes and expects no impact on 2006 results of operations or on an ongoing basis.
     • At various points in time we increased our allowance for doubtful accounts associated with the estimated losses resulting from disputes with various IXC carriers and the related failure of such carriers to make payments on amounts due to the Company by recording an entry to the provisions for doubtful accounts which is included in operating expenses. This treatment is consistent with the significant accounting policies disclosed in footnote 2 of the Company’s Form 10K for 2003, 2004 and 2005. If we would have recorded the entry to an account such as “sales allowance”, which would have resulted in reducing net revenues, there would be no impact on net income (loss) as previously recorded for any period. We have reviewed and are continuing to review the classification of this accrual as included in operating expenses versus as a reduction in revenue, although we believe we have properly recorded accruals in accordance with the Company’s accounting policies and in the appropriate accounting periods.
     • The Company made extensive disclosures in its quarterly and annual filings beginning in 2002 and continuing through December 31, 2005, regarding its disputes with IXCs and the status of the legal disputes regarding the collectability of this revenue in order to allow investors to assess this issue and its impact on the Company’s financial statements. As an indication that our disclosures and financial statement presentation adequately communicated this issue to our investors, we call to your attention that following the Company’s announcement of the $23.3 million charge, the trading price of the Company’s common stock remained stable and its debt ratings remained unchanged.
     • The Company believes it had a reasonable basis for its reported amounts and disclosures, and the Company’s internal controls, including disclosure committee review and audit committee review, worked to ensure the decisions were appropriate and properly disclosed.

Mr. Larry Spirgel
October 11, 2006

II.  Detailed Responses to Questions in the Inquiry Letter
7.     Commitments and Contingencies, page 44
INQUIRY 1:
“It is unclear to us, from your description in the third paragraph of page 9 of your response letter, how the Eighth Report and Order by the FCC addressed your access billing for periods before June 20, 2004. Please explain why your billings prior to June 20th were not unreasonable in light of the FCC’s report and order[A]. Tell us why the IXCs continued to object [B] and why the FCC’s report and order was not definitive for the matters under dispute.[C]”
A.	Please explain why your billings prior to June 20th were not unreasonable in light of the FCC’s report and order.
     The Company’s billings prior to June 20, 2004 were not unreasonable because the FCC’s Seventh Report and Order (released April 27, 2001) allowed for such billings at a “benchmark rate.” This was confirmed by the FCC in its Eighth Report and Order, which also confirmed the reasonableness of such billing.
     After the deregulation of the telecommunications industry resulting from the Telecommunications Act of 1996, the issue of access rates between CLECs and IXCs became the subject of disputes and a key issue for regulatory policy. As a result, in April 2001, the FCC adopted its Seventh Report and Order, in which the FCC established a series of access rates. These “benchmark rates” were the rates CLECs were authorized by the FCC to charge IXCs for access services. The Company, and we believe most other CLECs, billed at the FCC authorized benchmark rate. At the time, a CLEC’s right to bill access charges for 8YY wireless traffic was not the subject of discussion in the industry.
     In the Seventh Report and Order, the FCC also stated that it would “apply the benchmark for both originating and terminating access charges, including to toll-free, 8YY traffic...”
     Given this state of the law in April 2001, the Company concluded it was authorized by the FCC to bill and collect from IXCs for all interstate access services (including wireless 8YY Calls) provided pursuant to their contracts with IXCs and filed tariffs at the benchmark rate. Interstate traffic constituted the vast majority of the toll-free 8YY Calls. No FCC decision up to that time (a) imposed any other limit on the Company’s right to bill IXCs for access services at the benchmark

Mr. Larry Spirgel
October 11, 2006

rate, or (b) indicated that it would be unreasonable for the Company to charge the benchmark rates prescribed in the Seventh Report and Order for all categories of interstate access traffic, including wireless 8YY Calls.
     By July 2002, one IXC, ITC^DeltaCom (“ITC”), stopped paying the Company’s invoices related to 8YY wireless traffic. By that time, ITC had disputed the Company’s billing of interstate and intrastate access charges for the 8YY Calls originated by the customers of wireless carriers and switched, routed and transported to ITC by the Company over its network. Negotiations to resolve the dispute with ITC failed, so the Company filed a petition in September 2002 asking the FCC to reaffirm the FCC’s policy that access charges could be charged and collected for wireless traffic.
     The FCC proceeding filed by the Company was a public one, and for the next eighteen months, until May 2004, when the Eighth Report and Order was released, many ILECs, CLECs, wireless carriers, and others filed comments for or against the Company’s petition. Among the IXCs that contested the Company’s position were MCI, Qwest, Sprint and ITC. A number of CLECs and wireless carriers, including ILECs such as SBC and Verizon, filed comments supporting US LEC.7
     Ultimately, the Company’s petition was resolved when the FCC issued its Eighth Report and Order. As discussed further below, the Eighth Report and Order 1) confirmed that, for periods prior to July 24, 2004, it was not unreasonable for any CLEC to have billed for wireless 8YY Calls at the benchmark rates established by the FCC’s Seventh Report and Order and, 2) created a new prospective rule for billing wireless 8YY Calls for periods after July 24, 2004.
B.	Tell us why the IXCs continued to object
     Despite the FCC’s confirmation of CLECs’ right to bill and collect access charges for 8YY wireless calls, and the clarity of its new go forward rules, some IXCs continued to object to the Company’s billing for access for 8YY Calls because they questioned the scope of the Company’s tariff in existence prior to the Eighth Report and Order. IXCs had significant financial incentives to do so.
     The Company’s rate for the access service is fixed by the tariff or the contract, as are other essential terms. Because the Company believes before and after the Eighth Report and Order that its FCC tariff met FCC guidelines and its agreements covered the access charges billed to IXCs for all 8YY Calls, including wireless 8YY Calls, it was appropriate under SAB Topic 13A to conclude that the Company had a final understanding with the IXCs.
     After the Eighth Report and Order was issued but before it became effective in July 2004, the Company amended its FCC interstate tariff to ensure it was in compliance with the Order. Thus, the

7           Also during this period, the Company received a separate request for information from the Enforcement Bureau of the FCC. Following the FCC’s Eighth Report and Order confirming CLECs’ right to bill access charges for wireless traffic, the request was closed.

Mr. Larry Spirgel
October 11, 2006

Company concluded that a final understanding between the parties existed as to the terms and conditions of an arrangement including rates for interstate wireless 8YY Calls and therefore would not be an issue from June 2004 forward. The Company maintained this conclusion because there was no further change in the law. After June 2004, the Company believed that IXCs (primarily MCI) refusing to pay invoices thereafter did so in an attempt to recover payments made to the Company prior to the Eighth Report and Order, or for other more minor or ordinary course issues.
     The Company believed its tariffs had always supported its billing for its access services including those provided for wireless 8YY Calls. In addition to management’s view, the Company’s position is supported by a number of factors:
     (1) its access tariffs were similar to ILEC tariffs and also similar to tariffs developed by the National Exchange Carrier Association (“NECA”), an industry group that has filed access tariffs concurred in by hundreds of carriers for more than two decades;
     (2) during the ITC lawsuit, the Company’s FCC tariff was reviewed by three experts who concluded that the terms of the Company’s FCC access tariff supported billing IXCs for wireless 8YY Calls;
     (3) under the state of the law through June, 2004, no rules existed that determined when a CLEC’s tariff did not cover billing for wireless 8YY calls. During this time and to our knowledge through today, there has not been any final court order addressing the issue. In the course of its dispute with ITC, in March, 2004, the Georgia Federal District Court initially ruled, prior to the release of the FCC’s Eighth Report and Order, that the Company’s interstate tariff did not support the billing of 8YY wireless calls. The Company believed that the Georgia Federal District Court’s ruling was based on numerous material errors in the Court’s understanding of access services and its interpretation of the Company’s interstate tariff, so the Company petitioned the Court to reconsider the opinion. The same Court subsequently vacated this Order.8 Vacating the order, the Court ruled that the Company had raised serious questions of law and fact regarding the Court’s earlier decision; and
     (4) the Company was collecting a significant portion of its access billings for wireless traffic. Many IXCs were paying the Company’s invoices including AT&T, the Company’s largest IXC customer. Prior to the publication of the FCC’s Eighth Report and Order, the Company and AT&T entered into a contract for access services and rates in which both agreed to be bound by the Eighth Report and Order as it relates to 8YY wireless traffic.

8           The Company presented the reports from three expert witnesses on tariff and technical telecommunication matters, who concluded that when read in light of industry conventions and engineering advances the Company’s FCC tariff did support the billing of the wireless 8YY Calls before June 2004. In July 2004, the Company settled its dispute with ITC during the hearing on the Company’s motion to have the Georgia Federal District Court vacate its order. As part of the settlement, ITC joined in the Company’s motion asking the Georgia Federal District Court to vacate its ruling.

Mr. Larry Spirgel
October 11, 2006

     Prior to the issuance of the Eighth Report and Order, the Seventh Report and Order provided general benchmark rates for 8YY calls. In the Eighth Report and Order, the FCC provided much more specific information regarding rates and traffic on a prospective basis than what had appeared in the Seventh Report and Order. The Eighth Report and Order also confirmed that CLECs could bill at the benchmark rates for 8YY traffic for periods prior to the issuance of the Eighth Report and Order. Nonetheless, certain of the IXCs took the opportunity of the more narrow guidance in the Eighth Report and Order as a basis to continue to dispute the wireless 8YY invoices previously billed pursuant to the general benchmark rate set forth in the Seventh Report and Order. The Company’s position, as discussed above, was that the Seventh and Eighth Reports and Orders and the scope of its tariffs established the Company’s ability to bill carriers for this type of traffic, and represented the arrangement that was used in its revenue recognition conclusions. Some IXCs also challenged the right of other CLECs to bill for wireless 8YY Calls.
     For some IXCs, especially those in financial difficulty during this period, the amount of the charges created an incentive to object in an attempt to reduce their costs. IXCs with which the Company had disputes over its tariffs included ITC, MCI and Global Crossing, all of which filed for bankruptcy protection. Qwest too was having financial difficulties.
C.	Why the FCC’s report and order was not definitive for the matters under dispute
     The FCC’s Eighth Report and Order was definitive as it related to a CLEC’s right to bill IXC’s access charges for interstate 8YY wireless traffic. As discussed in the previous section, certain IXCs focused on the more narrow guidance in the Eighth Report and Order as a basis to dispute the wireless 8YY invoices previously billed pursuant to the general benchmark rates set forth in the Seventh Report and Order. Specifically, the Eighth Report and Order was not entirely definitive for matters under dispute because it noted that the CLEC’s right to bill for such traffic was also dependent on whether the CLEC’s tariff supported its billing for such traffic. Whether a CLEC’s FCC tariff supported the traffic therefore became a larger issue thereafter but only as it related to billings for periods prior to the effective date of the Eighth Report and Order, because of the reference therein to tariff support.
     In May 2004, the FCC adopted its Eighth Report and Order confirming that CLECs had the right to bill and collect access charges at the benchmark rates for 8YY Calls including wireless 8YY calls. The FCC stated:
Neither the [Seventh Report and Order] nor the Sprint/AT&T Declaratory Ruling addressed the appropriate rate a competitive LEC may charge when it is not serving the end user [wireless calls]; therefore, during the time between the [Seventh Report and Order] and the effective date of this reconsideration order general pricing principles must govern any dispute over the appropriate competitive LEC rates. As a rule, access rates, like all tariffed rates, must be just and reasonable under section 201(b) of the Act, and access tariffs, like all other tariffs, must clearly identify each of the services offered and the

Mr. Larry Spirgel
October 11, 2006

associated rates, terms and conditions. In this case, the Commission established a single rate for each year of the transition period and did not state that this rate was available only if a competitive LEC served the end user on a particular call. Accordingly, it would not have been unreasonable for a competitive LEC to charge the tariffed benchmark rate for traffic to or from end-users of other carriers, provided that the carrier serving the end user did not also charge the IXC and provided that the competitive LEC’s charges were otherwise in compliance with and supported by its tariffs.[9] [emphasis added]
     The Eighth Report and Order confirmed and validated the Company’s position that it had the right to bill access charges at the benchmark rate for wireless 8YY Calls prior to June 2004. The Eighth Report was definitive on this issue for interstate calls, which was the majority of the call traffic. Neither the Seventh Report and Order nor the Eighth Report and Order applied directly to billings for intrastate switched access charges, but because state utility commissions often follow the FCC on such issues, these decisions at the federal level influenced the Company’s conclusion that its pre July 24, 2004 billing for intrastate wireless access service was reasonable.
     In addition to confirming the CLECs’ right to bill access charges at the benchmark rate prior to July 2004, the Eighth Report and Order also created a go forward rule that reiterated the right of a CLEC to charge an IXC for the specific components of access service that it provided to IXCs when handling interstate wireless 8YY Calls or any other interstate calls when the call is originated by an end user other than an end user of the CLEC. This new rule required component billing instead of billing at the benchmark rate. The Company has complied with this requirement since the Federal Register publish date of the Eighth Report and Order — June 2004.
INQUIRY 2:
“Refer to the second paragraph of page 9 of your response letter and give us more detailed reasons for your conclusion regarding your IXC disputes. See the definition of the term “arrangement” in footnote 3 to SAB Topic 13 and tell us how you determined that the parties had come to a “final understanding” “as to the specific nature and terms of the agreed-upon transaction(s) where such matters as the “proper differentiation between local and inter-exchange usage”, rates and application of late payment charges were under dispute. [A] Tell us why you did not negotiate and enter into an agreement with the IXCs prior to the Eighth report and order released in May 2004.”[B]

9           IXCs that disputed did so based on the Company’s tariffs in existence prior to the July 2004 effective date of the Eighth Report and Order.

Mr. Larry Spirgel
October 11, 2006

A.	See the definition of the term “arrangement” in footnote 3 to SAB Topic 13 and tell us how you determined that the parties had come to a “final understanding” “as to the specific nature and terms of the agreed-upon transaction(s) where such matters as the “proper differentiation between local and inter-exchange usage”, rates and application of late payment charges were under dispute.
     Through filed tariffs and contracts, there was a “final understanding” with IXCs as to the specific nature and terms governing originating access services to IXCs, including access for wireless 8YY Calls.
     When filed and approved by the appropriate federal and state authorities, tariffs have the force of law.10 For those IXCs accepting switched access services the Company’s filed tariffs set the contract terms as a matter of law. The filed rate and constructive ordering doctrines deem those tariffs to constitute fully enforceable “contracts” defining the rates and the other terms, including for example, late payment, collection, dispute resolution, and quality parameters. Therefore, these tariffs are a sufficient basis to conclude US LEC had “final arrangements” with IXCs for the delivery, billing and payment of access services, including for wireless 8YY Calls. The Company billed and received payments from IXCs for wireless 8YY Calls handled pursuant to its tariffs.
     The types of disputes that are related to the differentiation between local and inter-exchange usage, minutes of use, rates and application of late-payment charges represent the types of “ordinary course” billing and payment issues that are common in the telecom industry. They should not be confused with the Company’s disputes with IXCs with respect to access charges for 8YY Calls, which represented the largest of the disputed dollar amounts billed to IXCs. After the close of any billing period, it is not unusual for questions to be raised about billings, primarily due to the massive amounts of traffic — often totaling hundreds of millions of minutes per month traversing the Company’s network and handed off to scores of carriers, both IXCs and local exchange carriers alike. Tariffs typically provide carriers with a prescribed period after a bill has been rendered to request reconciliation of data or raise a dispute, and sometimes provide that if a dispute is not raised within the prescribed period, it is deemed waived. Once raised, disputes can take many months to resolve. During that period, the typical tariff gives the billing carrier the right to assess late-payment fees on unpaid amounts. Late payment fees are most often either paid as part of the reconciliation process or waived in full or in part by agreement. Typically, data is exchanged to enable the carriers to reconcile the billings to the traffic sent or delivered.11 The reconciliation of such data, and the resolution of any disputes that arise out of the reconciliation process, depends on many factors, however, these types of ordinary course disputes are not indicative that no “final understanding” existed. Accordingly, these disputes did not cause the Company to doubt it had final arrangements.

10           AT&T Co. v. Central Office Tel., Inc., 118 S. Ct. 1856 (1998).
11           These disputes are so prevalent in the industry that the FCC, in its Notice of Proposed Rulemaking on intercarrier compensation, identified the myriad compensation-related disputes that exist in the industry as part of the reason for its effort to develop a new compensation mechanism.

Mr. Larry Spirgel
October 11, 2006

B.	Tell us why you did not negotiate and enter into an agreement with the IXCs prior to the Eighth report and order released in May 2004.
     The Company entered into agreements with some IXCs prior to the Eighth Report and Order released in May 2004. However, there was no legal requirement to enter into such agreements and so a CLEC would rely principally upon FCC Rules and its tariffs in the absence of a written contract.
     As discussed in response to Inquiry 1, the Company’s tariffs covered the access charges for wireless 8YY Calls being billed to IXCs, so negotiated contracts were legally unnecessary. However, there were advantages to the Company in negotiating contracts with some IXCs. For example, such contracts often resulted in direct connections between the CLEC and the IXC, which reduces costs for both. In some instances, IXCs were unwilling to negotiate contracts with the Company, so the Company was unable to conclude a negotiated arrangement. That being said, prior to June 2002 the Company did negotiate agreements and settle access charge disputes with some IXCs, which was prior to the Eighth Report and Order. These agreements, including settlement agreements, did not specifically address wireless 8YY Calls, because until mid-2002, disputes over wireless calls were not in litigation and were not the subject of discussions between the Company and IXCs (with the exception of ITC and, as discussed later, some rate reduction requests made by MCI). During the months and weeks before MCI filed bankruptcy in July 2002, the Company had been negotiating an agreement with MCI covering access charges which included [***]. Before an agreement could be reached, MCI filed bankruptcy. This delayed the completion of an agreement with MCI for almost a year.
     The Company signed an agreement with Sprint in October 2001 that addressed 8YY Calls, which did not distinguish between wireline and wireless 8YY traffic.12 The Company signed an agreement with AT&T in March 2003 resolving a number of issues. In this agreement, the Company and AT&T agreed that the FCC’s resolution of the Company’s petition would resolve the matter of wireless 8YY Calls. The Company signed an agreement with MCI in August 2003 that resolved the parties’ pre-bankruptcy disputes, but did not specifically address wireless 8YY Calls.13 The Company reached agreement with ITC in July 2004.
INQUIRY 3:
“Refer to the top carry-over paragraph of page 9, which indicates that some of your settlement agreements established frameworks for rates to be charged. In this regard, tell us how you determined that your prices to the IXCs were fixed and determinable, per SAB Topic 13A, before such agreements were reached.”

12           Whether the agreement covered wireless 8YY Calls was one of the issues that led the parties in February 2006 to settle the dispute Sprint had raised over access billings for wireless 8YY Calls. The Company’s position was that its contract with Sprint did cover the billing of wireless 8YY traffic.
13           For a more complete discussion of MCI’s dispute over wireless 8YY Calls, see our response to Inquiry 5, below.

[***] These portions of this letter have been omitted and filed separately with the Commission pursuant to a request for confidential treatment.

Mr. Larry Spirgel
October 11, 2006

     The reference to establishing “frameworks for ongoing billing, payment and rates” in the carry-over paragraph of page 9 in the Company’s June 20, 2006 letter referred to prospective frameworks for services to be provided to the IXC on a going-forward basis pursuant to the terms of the particular agreement and, to a large extent, removed potential for future disputes regarding billing elements and rates.
     As stated above, in April 2001 the FCC’s Seventh Report and Order adopted CLEC benchmark rates for interstate access services. Therefore, for all IXCs billed for interstate access services pursuant to the Company’s FCC tariff, the Company’s prices to IXCs were fixed and determined by the Seventh Report and Order. Prospectively, the Eighth Report and Order confirmed this fact and adopted a new rule requiring CLECs to bill IXCs only the rate element for the specific components of access services. In each instance, the Company’s prices to the IXCs and the other terms of the “contract” were fixed and determinable as a matter of federal law and State law by the Company’s FCC tariff and its State tariffs or price lists. At any particular point in time during this period the rates were identifiable in tariffs. Pursuant to the Filed Rate Doctrine, both its FCC tariff and its intrastate tariffs and price lists made its prices to the IXCs and the other controlling terms fixed and determinable.
     For those IXCs with whom the Company had negotiated separate contracts, the rates for interstate and intrastate access services were either stated in the agreements or definitively calculable based on the Company’s FCC or State tariffs and price lists. Similarly, when the Company negotiated a contract with an IXC, such as AT&T or Sprint, the intrastate access rates were specifically enumerated in the contract or the formula to calculate the rates was included to allow the IXC and the Company to calculate the fixed and determinable rate.
INQUIRY 4:
“Further, we note your assertion in the second sentence of the second paragraph of page 9 of your letter that “non-performance” was not at issue “as it was clear the traffic for which the Company billed traversed its network.” However, your letter also indicates the “minutes of use” was under dispute. Describe in more detail the reasons why the IXCs disputed the quantity of minutes charged [A] and how you determined that you had performed the minutes of service for which you billed the IXCs, to the satisfaction of the guidance provided in SAB Topic 13A.”[B]
A.	Describe in more detail the reasons why the IXCs disputed the quantity of minutes charged
     Questions about the proper number of minutes of calls billed are commonplace and ordinary course in the telecommunications industry due to the millions of minutes that traverse the Company’s switch network each month. In many cases verification of the minutes of use billed were resolved by an exchange of call records between the Company and the IXC registering a

Mr. Larry Spirgel
October 11, 2006

dispute. Data, including data provided to an IXC to resolve disputes, was obtained from the Company’s billing system.
     In the ordinary course of business, issues related to minutes billed played no significant role in the Company’s recognition of the revenue or the resolution of the disputes with the IXCs. The more determinative issue was whether the Company was entitled under FCC rules and its tariffs (or contracts) to bill the IXCs for wireless 8YY Calls.
B.	How you determined that you had performed the minutes of service for which you billed the IXCs, to the satisfaction of the guidance provided in SAB Topic 13A.
     Delivery occurred and services had been rendered when the calls from the wireless carriers were delivered either directly to an IXC or to an ILEC for delivery to an IXC. Proof of delivery was found in the data provided by the Company’s switches detailing the calls received from the wireless carrier and delivered to the ILEC or IXC. It is for this reason that the Company stated that it was clear that the traffic for which the Company billed had traversed its network.
INQUIRY 5:
“We note that the second paragraph of page 9 of your letter dated June 20, 2006 indicates that you petitioned the FCC in September 2002 and that the first paragraph of page 11 indicates that MCI became aware of your charges for wireless traffic in early 2002. Tell us the date and how MCI became aware of your wireless billing practices. [A] Indicate when and how they first objected to the disputed billing. [B] See the guidance of SAB Topic 13A and describe for us the persuasive evidence available for each quarterly reporting period and your consideration of such evidence, which caused you to determine that: an arrangement existed, that your price to MCI was fixed and determinable, and that collectability of amounts billed was reasonably assured.”[C]
A.	Tell us the date and how MCI became aware of your wireless billing practices.
     Based on communications between the parties, MCI became aware of US LEC’s billing for wireless calls as early as the fall of 2001. MCI first objected to billing for wireless calls in the fall of 2001 by requesting a lower rate for wireline and wireless 8YY calls. Subsequently, it objected in October 2002 filings at the FCC.
B.	Indicate when and how they first objected to the disputed billing.
     In September 2002, the Company filed its Petition for a Declaratory Ruling at the FCC. MCI participated in the proceeding by filing public comments on October 18, 2002 in which MCI

Mr. Larry Spirgel
October 11, 2006

described to the FCC US LEC’s practice of billing for wireless 8YY Calls and objected on a number of grounds.
     On November 5, 2001, a discussion was had which was documented in an email by MCI, in which the MCI manager stated, [***]. It should also be noted that MCI was in financial difficulty at the time and filed bankruptcy in July 2002.
C.	See the guidance of SAB Topic 13A and describe for us the persuasive evidence available for each quarterly reporting period and your consideration of such evidence, which caused you to determine that: an arrangement existed, that your price to MCI was fixed and determinable, and that collectability of amounts billed was reasonably assured.
     The persuasive evidence available for each quarterly reporting period was represented by US LEC’s tariffs, the Seventh Report and Order, and the Eighth Report and Order that resulted in US LEC concluding that an arrangement with MCI existed, that its price to MCI was fixed and determinable, and that collectability of amounts billed was reasonably assured.
     As discussed above, based upon the fact that the Eighth Report and Order confirmed the Company’s right to bill for wireless 8YY Calls, and based upon its tariffs or contract, as required by SAB Topic 13A, a final arrangement with determinable prices existed to support billing for wireless 8YY Calls both before and after the Eighth Report and Order. Second, post-bankruptcy, the publicly available information about the financial condition of MCI indicated they had the ability to pay the outstanding receivables. This, along with MCI’s respective payment history, the existence of applicable tariffs or contract, the Seventh Report and Order, and the Eighth Report and Order, led the Company to the conclusion that the collectability of the amounts billed was reasonably assured. The Company assessed MCI’s emergence from bankruptcy, the nature of its negotiations and its strategy for success, its prior negotiations and settlements, its probability of success in regulatory rulemaking, defenses, and subsequently proving the sufficiency of its tariffs, in order to assess the propriety of the recognition of revenue. See further discussion of the MCI dispute in the Company’s response to Inquiry 6 below.
INQUIRY 6:
“Tell us in greater detail about your dispute with MCI. Give us an analysis, by reporting quarter, of your disputed MCI revenues. From inception of your access and other revenue arrangements that became subject to dispute please indicate the following:

[***] These portions of this letter have been omitted and filed separately with the Commission pursuant to a request for confidential treatment.

Mr. Larry Spirgel
October 11, 2006

•	The quarterly amounts billed to MCI,
•	The types and amounts of billed revenues disputed by MCI each quarter,
•	The disputed revenue amounts paid by MCI each quarter,
•	The previously paid disputed revenues refunded to MCI by quarter,
•	The amounts settled by quarter,
•	The disputed amounts outstanding at the end of each fiscal quarter, and
•	The reserves available for those amounts at the end of each quarter.”
     The Company is incorporating its response to this Inquiry with its response to Inquiry 7 below. Also, the Company’s response to Inquiry 5 is responsive to Inquiry 6.
     Please refer to Schedule I attached to this letter, which sets forth billed, booked and paid amounts related to MCI (and other pertinent IXCs) per quarter during the three years ended December 31, 2005. [***]. Schedule II reflects the booked accounts receivable as well as the allowance for doubtful accounts for MCI and for each pertinent IXC as of the end of each quarter during the three years ended December 31, 2005.
     If an IXC failed to pay an invoice in full, the Company considered the unpaid amount that was over 30 days past due to be in dispute, even if the IXC failed to provide a detailed written explanation of why it did not pay the full amount. At no time did MCI provide the Company with a clear and comprehensive notification of the amounts and types of charges disputed by invoice. At times, MCI failed to provide the Company with any reason for not paying an invoice in full. At other times, MCI notified the Company that it was disputing a percentage of the billed charges, but without any explanation of the type of charges it disputed, the amount by type or any other reason for the dispute (such as minute related, rate related or other reasons). In other instances, MCI notified the Company that it was recovering amounts owed on current invoices against amounts previously paid for charges that MCI then sought to dispute on previous invoices. As a result, the Company is unable to provide you with precise figures of the amounts disputed by MCI each quarter.
     Just prior to MCI filing a petition under Chapter 11 of the Bankruptcy Code on July 21, 2002, the parties were working on a proposed settlement agreement [***]. Upon MCI’s filing of its bankruptcy petition, this settlement agreement became moot though it was clear

[***] These portions of this letter have been omitted and filed separately with the Commission pursuant to a request for confidential treatment.

Mr. Larry Spirgel
October 11, 2006

that MCI was aware of the issue. Upon MCI’s bankruptcy filing, the Company established a bad debt allowance for the pre-petition MCI receivable equal to 100% of that receivable.
     From its July 2002 bankruptcy filing until the usage period during the bankruptcy ended in December 2003, MCI continued to pay the Company’s bills in full. Although MCI was paying the Company’s bills for access services in full at that time, in June or July 2003, MCI began to reserve its right to dispute, in writings to the Company, minutes of use on the basis of “wireless traffic.” The Company believed the communications from MCI were general posturing in an attempt to allow them, under the guidelines in the Company’s tariffs, to dispute charges at a later date. However, MCI did not provide any clear detail of their disputes, and continued to pay the Company’s invoices until March 2004. In March 2004, MCI short paid the Company’s January 2004 usage invoices and then stopped paying any portion of the Company’s invoices beginning with the February 2004 usage invoice.
     In August 2003, a Settlement Agreement was signed between MCI and the Company resolving disputes for the period up to MCI’s bankruptcy filing, and this settlement agreement was approved by the US Bankruptcy Court for the Southern District of New York. This settlement included a release by MCI of all claims pre-petition, which had the effect of surrendering any dispute with respect to wireless traffic prior to the effective date of the release. Also, by surrendering any objection to the Company’s tariffs for the pre-petition period, the Company believed MCI had surrendered any objections to the Company’s tariffs for the post-petition period so long as there was not a material change made to those tariffs.
     Subsequent to the effective date of the Eighth Report and Order, the Company learned that MCI was attempting to recover against amounts billed to and paid by MCI prior to July 2004. Though the Company was in negotiations during 2004 with MCI, the parties were unable to conclude a mutual satisfactory agreement. In April 2005, the Company sued MCI in Federal District Court in North Carolina.
     The Company is unable to determine the amounts settled by quarter with MCI because the settlement was based on the total gross receivable outstanding at November 30, 2005 of approximately $24.8 million. After our settlement with MCI and the related payment to the Company, the Company wrote off $19.8 million of booked accounts receivable related to MCI. Also, note that since the settlement was executed, MCI has paid in full all invoices billed by the Company for access services provided since December 1, 2005 pursuant to the Company’s filed FCC and state tariffs or price lists, including those portions of invoices related to 8YY wireless access services.
INQUIRY 7:
“Please also provide us with similar analysis and for your billing transaction and receivables balances with Sprint, Qwest and other pertinent IXCs.”

Mr. Larry Spirgel
October 11, 2006

     The Company provides below the narrative of its dealings with Sprint, Qwest, and other pertinent IXCs in conjunction with the financial data contained in Schedule I and Schedule II (which provide the information available in response to the bulleted queries in Inquiry 6) — we have not included discussion of ordinary course disputes.
     As you will notice from the attached schedules, for the most part these carriers paid the Company’s invoices during the pendency of its disputes. By late 2004, as indicated in the attached schedules, all but one of these IXCs were paying substantially all or at least a large portion of the Company’s access invoices, and their payments generally improved throughout 2005.
     While dealings with these carriers had in common the dispute over wireless 8YY Calls, our dealings with each IXC also involved unique facts and circumstances such as the nature and tone of discussions, the willingness of both parties to reach a resolution and avoid litigation, the likely expense involved in pursuing each dispute to find resolution, the amounts involved in each dispute, whether the disputes included other issues, and whether the discussions included terms beyond collection of accounts receivable. As a result, no single settlement is indicative of the terms of any other settlement.
     Resolution of disputes with [***] [***] ITC, and [***] were addressed in the 2004 operating results of the Company and available allowances. Resolutions of Sprint and Qwest (as well as MCI) are reflected in 2005 operating results and available allowances.
     AT&T
     In early 2003, AT&T raised specific questions about billing for wireless traffic. However, AT&T, like many IXCs, never specifically disputed the Company’s right to such billings and did not refuse payment of the Company’s invoices for any significant period of time. In 2004, AT&T agreed to be bound by the terms of the Eighth Report and Order to pay for wireless traffic, and did not dispute prior billings according to the contract procedure. When the Eighth Report and Order was issued and became effective AT&T did not dispute or seek refunds for amounts previously billed and continued to pay the Company’s access invoices prospectively. AT&T’s conduct over the entire time at issue reinforced the Company’s belief that it would be successful in collecting revenue for wireless traffic and no amounts were refunded to AT&T.
     [***]
     [***]. In connection with the Eighth Report and Order the Company increased its allowance for doubtful accounts. This reserve was established in anticipation of resolution or settlement of issues

[***] These portions of this letter have been omitted and filed separately with the Commission pursuant to a request for confidential treatment.

Mr. Larry Spirgel
October 11, 2006

related to collection of accounts receivable. [***]. The settlement did not result in any additional charges taken by the Company because it was resolved within the Company’s existing allowance. [***]. The Company agreed to this settlement to avoid what it feared might result in costly litigation over a relatively small amount of wireless traffic. The settlement was based on the total receivable outstanding.
     [***]
     [***]. In connection with the Eighth Report and Order the Company increased its allowance for doubtful accounts. This reserve was established in anticipation of resolution or settlement of issues related to collection of accounts receivable. [***]. Following settlement, except for ordinary course disputes, [***] has paid the Company’s invoices.
     ITC^DELTACOM
     ITC began short paying the Company in 2001 but provided no explanation. In July 2002, ITC advised the Company that it believed wireless access charges were improper. The Company stopped recognizing revenue from ITC billings for wireless access charges in August 2002 because of ITC’s dispute, its uncompromising settlement stance as well as its unstable financial condition. The Company did record revenue from ITC for other kinds of traffic not subject to this dispute. The Company filed its petition for declaratory ruling with the FCC in September 2002. Shortly thereafter, ITC filed suit against the Company in federal district court in Georgia. The Company brought a counterclaim against ITC for the approximately $1.3 million it owed at the time. Subsequent to the notification from ITC in July 2002 identified above, the Company increased its bad debts reserve for outstanding receivables related to the disputed traffic to essentially fully reserve for the outstanding receivables associated with this traffic. This decision was similarly based on its assessment of the dispute, ITC’s uncompromising settlement stance and its perceived unstable financial position. In the settlement with ITC in June 2004, the parties did not state a specific settlement amount. Rather, the agreement stated that “Each Party agrees that it will take all

[***] These portions of this letter have been omitted and filed separately with the Commission pursuant to a request for confidential treatment.

Mr. Larry Spirgel
October 11, 2006

necessary actions to credit, or otherwise extinguish, any outstanding amounts due from the other Party for any Switched Access Service or Local Traffic provided up through and including June 30, 2004, including any late payment charges associated with such outstanding balances.” The Company’s booked gross receivable from ITC at June 30, 2004 was approximately $1.67 million, which was fully reserved and written off at the time of the settlement.
     [***]
     [***]. In connection with the Eighth Report and Order the Company increased its allowance for doubtful accounts. This reserve was established in anticipation of resolution or settlement of issues related to collection of accounts receivable. [***]. The settlement did not result in any additional charges taken by the Company because it was resolved within the Company’s existing allowance. [***]. The settlement was based on the total receivable outstanding.
     QWEST
     In October 2003, Qwest began withholding a portion of its payments of the Company’s invoices. Although the Company initially was unable to determine precisely the nature or extent of Qwest’s dispute, the Company believed the withheld amounts were based upon Qwest’s estimate of billed amounts for wireless 8YY Calls. Then, in April 2004, Qwest ceased all payments on the Company’s invoices. Qwest filed suit against the Company in state court in Colorado in June 2004, disputing the Company’s right to bill for wireless traffic and seeking reimbursement of amount previously paid for such traffic. In connection with the Eighth Report and Order the Company increased its allowance for doubtful accounts. This reserve was established in anticipation of resolution or settlement of issues related to collection of accounts receivable. As reflected in the attached schedule, the allocable portion of the reserve to Qwest was $810,000 as of June 30, 2004. Qwest resumed payment of the Company’s invoices in October 2004, except for that portion of the invoices that Qwest believed represented intrastate wireless 8YY traffic, and continued this payment practice through settlement.
     In January 2005, the Company sued Qwest in United States District Court in North Carolina to recover unpaid balances and secured the dismissal of the Colorado action. Qwest asserted its allegations against the Company as a counterclaim in the North Carolina case.

[***] These portions of this letter have been omitted and filed separately with the Commission pursuant to a request for confidential treatment.

Mr. Larry Spirgel
October 11, 2006

     In the fourth quarter 2005, the Company believed that a settlement with Qwest would be particularly difficult to reach. As a result, the Company stopped recognizing intrastate wireless access revenue billed to Qwest. Additionally, at the end of 2005, the Company increased the bad debt allowance related to Qwest to $6.2 million based on the Company’s reassessment of the outstanding Qwest receivables. The increase in the reserve resulted in a net receivable balance for Qwest of $0.5 million as of December 31, 2005, which was paid in full by Qwest in 2006. In addition, the Company established a $3 million payment liability to Qwest at the end of 2005.
     The Company and Qwest began substantive negotiations to resolve the litigation in December 2005. The parties executed a written settlement agreement in August 2006, pursuant to which the Company refunded Qwest $3.0 million and wrote off outstanding Qwest receivables of $6.2 million which had been previously reserved.14 The settlement was based on the total receivable outstanding. Following settlement, except for ordinary course disputes, Qwest has paid the Company’s invoices for access services.
     SPRINT
     Following the issuance of the Seventh Report and Order, disputes arose between the Company and Sprint regarding billings for switched access service. However, Sprint did not specifically challenge the Company’s right to bill for wireless traffic. The parties executed a settlement agreement in October 2001 intended to resolve all disputes regarding switched access service, pursuant to which Sprint paid the Company $7.8 million. In the third quarter of 2003, Sprint began to withhold payment of a portion of the Company’s invoices but was still paying a majority of them. Sprint sent written notice to the Company in October 2003 specifically disputing $3.7 million of wireless access charges incurred from June 2002 through July 2003. The Company’s general counsel promptly responded and asserted the Company’s right to bill for wireless traffic. The parties exchanged additional correspondence in November 2003. In the third quarter of 2004, Sprint began to increase its payments to the Company and by April 2005 was essentially paying the Company’s invoices for access billings in full.
     In connection with the Eighth Report and Order the Company increased its allowance for doubtful accounts. This reserve was established in anticipation of resolution or settlement of issues related to collection of accounts receivable. As reflected in the attached schedule, the allocable portion of the reserve to Sprint was $1.3 million as of June 30, 2004. Adjustments to Sprint’s allowance was based on such factors as the relative impact of the Eighth Report and Order, the negotiations with Sprint, and their payment history.

14           As part of the settlement, the Company also agreed to purchase telecommunications services from Qwest over an approximately three year period, subject to a number of conditions, including a requirement that the services be priced at fair market value. The services the Company agreed to purchase were available from a number of IXCs, and were services the Company needed in the ordinary course of its business and that the Company had been purchasing from Qwest prior to the lawsuit.

Mr. Larry Spirgel
October 11, 2006

     The Company and Sprint executed a written settlement agreement in February 2006. In connection with the settlement, Sprint paid the Company $3.6 million and the Company wrote off $2.9 million outstanding Sprint receivables which had been previously reserved. The resolution of disputes with Sprint did not occur at an invoice level, so the Company could not determine exactly which charges were disputed or how much of those disputed charges were considered paid by Sprint and credited by the Company by quarter.
     The Company regularly maintained an allowance for uncollectible balances owed by its customers, including the IXCs. In the second quarter of 2004, the Company specifically established and allocated an allowance for the potential uncollectability of booked accounts receivables from IXCs, based upon all of the facts and circumstances, including but not limited to the Seventh Report and Order, the Eighth Report and Order, the vacated order of the Georgia Federal District Court in the ITC litigation, negotiations with IXCs, defenses available, the dispute notices that the Company had received and financial position of IXCs. The Company took this step because several IXCs evidenced greater resistance to payment of wireless access charges incurred before the Eighth Report and Order. The initial allowance was set by the Company at $4.2 million which represented approximately 20% of the outstanding balance owed by certain IXCs with known or potential wireless disputes. In each of the first three quarters of 2005, the Company increased the allowance by $500,000. By the end of November 2005, the Company had increased the allowance to a total of $6.0 million.
     These accounts receivable balances were reviewed by management on a monthly basis to determine bad debt allowances and a course of action to take for collections. In addition, the Audit Committee of the Board of Directors reviewed these numbers.

     The Company believes that it has provided the Staff with all relevant background information and factual data necessary to provide complete and accurate responses to the Inquiry Letter. Should the Staff need further information or clarification of any of the responses to the Inquiry Letter, please let us know.
     The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in the Company’s filings under the Securities Exchange Act of 1934, (ii) staff comments or changes to disclosures made in response to staff comments do not foreclose the Commission from taking any action with respect to such fillings and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Larry Spirgel
October 11, 2006

Respectfully,
US LEC Corp.
/s/
J. Lyle Patrick
Executive Vice President-Finance
and Chief Financial Officer

cc:	Aaron D. Cowell, Jr. S. Shane Turley Amy G. Radke Thomas R. Gooley Barney Stewart III, Moore & Van Allen, PLLC William S. Sullivan, Jr., Deloitte and Touche LLP

Schedule I
US LEC Corp. and Subsidiaries
Schedule of Select Carrier Billing, Payments and Booked Revenue
Three Years Ended December 31, 2005
(Dollars in Thousands)

		Amounts	Reserves and	Booked	Amount
IXC	Quarter	Billed (1)	Adjustments (1)	Revenue (2)	Paid (1,3)	% Paid (3)

[***]	[***]	[***]	[***]	[***]	[***]	[***]

[***] These portions of this letter have been omitted and filed separately with the Commission pursuant to a request for confidential treatment.

Schedule I
US LEC Corp. and Subsidiaries
Schedule of Select Carrier Billing, Payments and Booked Revenue
Three Years Ended December 31, 2005
(Dollars in Thousands)

		Amounts	Reserves and	Booked	Amount
IXC	Quarter	Billed (1)	Adjustments (1)	Revenue (2)	Paid (1,3)	% Paid (3)

[***]	[***]	[***]	[***]	[***]	[***]	[***]

(1)	[***].

(2)	[***].

(3)	[***].

[***] These portions of this letter have been omitted and filed separately with the Commission pursuant to a request for confidential treatment.

Schedule II
US LEC Corp. and Subsidiaries
Quarter End Accounts Receivable for MCI, Qwest, Sprint and Other Pertinent IXCs
Three Years Ended December 31, 2005
(Dollars in Thousands)

Estimated
	Gross Booked	Allowance for	Net Booked
	Accounts	Doubtful Accounts	Accounts
	Receivable	by Carrier	Receivable

[***]	[***]	[***]	[***]

[***] These portions of this letter have been omitted and filed separately with the Commission pursuant to a request for confidential treatment.

Schedule II
US LEC Corp. and Subsidiaries
Quarter End Accounts Receivable for MCI, Qwest, Sprint and Other Pertinent IXCs
Three Years Ended December 31, 2005
(Dollars in Thousands)

Estimated
	Gross Booked	Allowance for	Net Booked
	Accounts	Doubtful Accounts	Accounts
	Receivable	by Carrier	Receivable

[***]	[***]	[***]	[***]

[***] These portions of this letter have been omitted and filed separately with the Commission pursuant to a request for confidential treatment.